Exhibit 21

Subsidiaries of Registrant

Name	State of Incorporation

The Savannah Bank, National Association	United States (National Charter)

Bryan Bank & Trust	Georgia

Minis & Co, Inc.	Georgia

SAVB Holdings, LLC	Georgia

SAVB Properties, LLC	Georgia

Nonconsolidated subsidiaries:

SAVB Capital Trust 1	Delaware

SAVB Capital Trust 2	Delaware